PE 3/22/2013 DC

Act: 1934
Section: 13a
Rule:
Public Availability: 3-26-2013

NO ACT

March 26, 2013





13001524

Received SEC
MAR 26 2013
Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ICON Income Fund Nine Liquidating Trust
Incoming letter dated March 22, 2013

Based on the facts presented, the Division will not recommend enforcement action to the Commission if the Liquidating Trust, in reliance on your opinion of counsel that the Liquidating Trust is not an issuer of "equity securities" within the meaning of Section 12(g) of the Exchange Act, operates as described in your letter without compliance with the registration and reporting requirements of the Exchange Act. Capitalized terms used in this response have the same meaning as defined in your letter.

In arriving at this position, we note that:

- the Manager adopted the Plan of Liquidation and Dissolution;
- prior to its dissolution, the Company was current in its reporting obligations under the Exchange Act;
- the Company filed a Certificate of Cancellation with the State of Delaware that became effective on January 28, 2013;
- the beneficial interests in the Liquidating Trust are not transferable or assignable except by will, intestate succession, or operation of law;
- the beneficial interests in the Liquidating Trust are not and will not be represented by certificates;
- the purpose of the Liquidating Trust is to liquidate and distribute the assets transferred to it;
- the Liquidating Trust will terminate upon the earlier of the distribution of all of its assets in accordance with the terms of the Liquidating Trust Agreement or June 30, 2018;
- neither the Managing Trustee, the Liquidating Trust, the Company nor any of their affiliates will take any actions to facilitate or encourage any trading in the beneficial interests in the Liquidating Trust or any instrument or interest tied to the value of the beneficial interests in the Liquidating Trust;

- the Managing Trustee will file annual reports containing unaudited financial statements and certain other information on Form 10-K and will file current reports on Form 8-K; and

- the Form 10-K will include as an exhibit a certification in the form set forth in your letter.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only. It does not express any legal conclusion on the question presented.

Sincerely,

Carolyn Sherman
Special Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

March 26, 2013

Mail Stop 4561

Deborah S. Froling, Partner
Arent Fox LLP, Attorneys at Law
1717 K Street, NW
Washington, DC 20036-5342

Re: ICON Income Fund Nine Liquidating Trust

Dear Ms. Froling:

In regard to your letter of March 22, 2013, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

Arent Fox

Arent Fox LLP / Attorneys at Law
Washington, DC / New York, NY / Los Angeles, CA
www.arentfox.com

March 22, 2013

Deborah S. Froling
Partner
202.857.6075 DIRECT
202.857.6395 FAX
deborah.froling@arentfox.com

Securities Exchange Act of 1934
Sections 12(g) and 13 (a)

VIA E-MAIL

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: ICON Income Fund Nine Liquidating Trust (the "Liquidating Trust")
ICON Income Fund Nine, LLC (the "Company")

Ladies and Gentlemen:

On behalf of and as counsel to (i) ICON Capital, LLC, a Delaware limited liability company, the managing trustee of the Liquidating Trust (the "Managing Trustee"), and (ii) the Liquidating Trust, a Delaware Statutory Trust established to complete the liquidation of the remaining assets of the Company, a Delaware limited liability company, we hereby request that the staff of the Division of Corporation Finance confirm that, in the circumstances described herein, it will not recommend an enforcement action to the Securities and Exchange Commission (the "Commission") if the Liquidating Trust does not register and file reports with respect to the beneficial interests in the Liquidating Trust (the "Beneficial Interests") under Sections 12(g) and 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), beginning with the Form 10-K for the year ended December 31, 2012, which is due on or before March 30, 2013.

I. Background

A. History of the Company

The Company operated pursuant to its Amended and Restated Operating Agreement dated October 1, 2001, as amended on August 16, 2002 (the "Operating Agreement"), by and among the Managing Trustee, in its capacity as Manager of the Company (the "Manager") and the holders of the shares of limited liability company interests (referred to therein and herein as the "Members"). The Company was organized for the objectives and purposes of engaging in the business of owning and leasing a diversified equipment portfolio. The Company offered shares of limited liability company interests pursuant to a Registration Statement on Form S-1 declared effective by the Commission on November 26, 2001, with the intent to raise up to $100,000,000 of capital and commenced business operations on its initial closing date, December 18, 2001,

1717 K Street, NW
Washington, DC 20036-5342
T 202.857.6000 F 202.857.6395

1675 Broadway
New York, NY 10019-5820
T 212.484.3900 F 212.484.3990

555 West Fifth Street, 48th Floor
Los Angeles, CA 90013-1065
T 213.629.7400 F 213.629.7401

when it issued 1,250 shares of limited liability company interests, representing $1,249,910 of capital contributions. Between December 19, 2001 and April 30, 2003, the final closing date, the Company sold an additional 98,416 shares of limited liability company interests representing $98,403,564 of capital contributions, bringing the total number of shares of limited liability company interests sold and capital contributions to 99,666 and $99,653,474, respectively. In March 2003, the Company filed a Form 8-A with the Commission and became subject to the reporting requirements of the Exchange Act. The Company redeemed approximately 1,711 shares of limited liability company interests. Upon its liquidation and dissolution, the Company had approximately 97,955.514 shares of limited liability company interests outstanding, held by approximately 3,311 members of record. The Company, or the Liquidating Trust after the filing of Form 15 by the Company, has made all filings required by Section 13(a) and is current in its Exchange Act reporting.

On April 30, 2008, the Company ended its "operating" period and began its "liquidation" period on May 1, 2008 wherein it proceeded to sell its assets in the ordinary course of business. The Company's goal was to complete the liquidation period within three years from the end of the operating period, but it will take longer to do so. Prior to its liquidation and dissolution, the Company's assets and liabilities included: (i) cash in the amount of $1,566,132.27; (ii) all right, title and interest in and to 50% of all the profits, losses, and cash flows from its interest in ICON Aircraft 126, LLC which owns an Airbus A340-313X aircraft; (iii) all right, title and interest in and to 100% of all the profits, losses and cash flows from its interest in ICON Aircraft 128, LLC which owns an Airbus A340-313X aircraft), subject to non-recourse debt in the amount of $20,600,000; and (iv) all right, title and interest in and to all the profits, losses and cash flows from its interest in the following entities which each own an interest in a car and truck carrying vessel -- ICON Tancred, LLC, ICON Trinidad, LLC and ICON Trianon, LLC, subject to aggregate non-recourse debt in the amount of $5,400,000. The leases on the aircraft owned by the Company expire in January and March 2018. Subsequent to the transfer of all of the Company's assets to the Liquidating Trust, on March 20, 2013, ICON Trinidad, LLC and ICON Trianon, LLC sold their respective car and truck carrying vessels for the aggregate purchase price of $4,095,110, in accordance with the terms of their lease, and satisfied the respective outstanding non-recourse debt related thereto. The third car and truck carrying vessel is expected to be sold under similar terms in the second quarter of 2013 at which time the related non-recourse debt will also be satisfied.

The vessels are expected to be sold to their lessee in the first quarter of 2013, in accordance with the terms of their lease. The Manager determined that it was in the best interests of both the Company and the Members to complete the liquidation and dissolution of the Company by assigning and transferring to the Liquidating Trust all of the Company's remaining assets, including certain cash and other reserves set aside for the costs and expenses of the Company in liquidation as well as any other existing or contingent liabilities or obligations of the Company.

In furtherance thereof, the Manager adopted a Plan of Liquidation and Dissolution (the "Plan") on January 23, 2013 (the "Effective Date"), a copy of which was filed as an exhibit to a current report on Form 8-K of the Company, which was filed on January 29, 2013.

B. Completion of Liquidation and Dissolution

As of the Effective Date, all then remaining assets and liabilities of the Company were transferred, in accordance with the Plan, to the Liquidating Trust pursuant to the terms of a liquidating trust agreement (the "Liquidating Trust Agreement"), a copy of which was filed as an exhibit to a current report on Form 8-K of the Company, which was filed on January 29, 2013. Effective upon such transfer, the Members and the Manager were deemed to be pro rata holders of Beneficial Interests in the Liquidating Trust, and all interests in the Company were deemed cancelled. The members were not required to take any action to receive the Beneficial Interests. On January 28, 2013, the Company filed a Certificate of Cancellation with the Secretary of State of Delaware, which Certificate of Cancellation became effective on the date of filing. On January 29, 2013, the Company filed a Form 15 to terminate its reporting obligations under the Exchange Act. The Company determined it was eligible to file the Form 15 pursuant to Rule 12h-3(b)(1)(i) of the Exchange Act because (i) the Company no longer had any record holders of its shares of limited liability company interests; (ii) the Company had timely filed all reports required by Section 13(a) of the Exchange Act during the three most recently completed fiscal years and through the date that the Form 15 was filed; and (iii) no registration statement relating to the Company's shares of limited liability company interests became effective during 2012, nor was any registration statement previously filed by the Company required to be updated during 2012 pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"). All of the net cash proceeds from the sale of assets of the Liquidating Trust and cash, less reserves for contingent liabilities, shall be distributed to the beneficiaries of the Liquidating Trust no later than June 30, 2018 (subject to extension if required).

C. Terms of the Liquidating Trust

Pursuant to the terms of the Liquidating Trust Agreement, the Beneficial Interests are not transferable or assignable, except that they may be assigned or transferred by will, intestate succession, or operation of law. The Beneficial Interests have not been, nor will they be, certificated or represented by any form of other instrument. Rather, pursuant to the Liquidating Trust Agreement, the Managing Trustee maintains a record of the name and address of each beneficiary and such beneficiary's aggregate Beneficial Interests. The Beneficial Interests are not listed on any exchange or quoted on any quotation system. Neither the Managing Trustee, the Liquidating Trust, the Company nor any of their affiliates, will take any actions to facilitate or encourage any trading in the Beneficial Interests or any instrument or interests tied to the value of the Beneficial Interests.

The purpose of the Liquidating Trust is to liquidate and distribute the assets transferred to it by the Company. Pursuant to the Liquidating Trust Agreement, the Liquidating Trust's activities will be specifically limited to conserving, protecting and selling the assets transferred to it and distributing the proceeds therefrom, including holding such assets for the benefit of the holders of Beneficial Interests, enforcing the rights of the holders of Beneficial Interests, temporarily investing such proceeds and collecting income therefrom, providing for the liabilities of the Liquidating Trust, making liquidating distributions to the holders of Beneficial Interests and taking other actions as may be necessary to conserve and protect the assets of the Liquidating Trust and providing for the orderly liquidation thereof.

In accordance with the terms of the Liquidating Trust Agreement, the Liquidating Trust will terminate upon the earliest of (1) the payment to the holders of Beneficial Interests of all of the assets in the Liquidating Trust, (2) a termination required by the applicable laws of the State of Delaware and (3) June 30, 2018. The leases for the current assets owned by the Liquidating Trust expire in January and March 2018. The term of the Liquidating Trust may, however, be extended if the Managing Trustee then determines that an extension is reasonably necessary to pay or make provision for then known liabilities, actual or contingent, and the Liquidating Trust has requested and obtained additional no-action assurances from the staff of the Division of Corporation Finance prior to any such extension.

Pursuant to the Liquidating Trust Agreement, the Managing Trustee will be required to file an annual report with the Commission showing the assets and liabilities of the Liquidating Trust at the end of each calendar year and the receipts and disbursements of the Managing Trustee with respect to the Liquidating Trust for the period. The annual report will also describe the changes in the assets of the Liquidating Trust and the actions taken by the Managing Trustee during the period. The financial statements contained in such report will be prepared in accordance with generally accepted accounting principles; however, it is not contemplated that the financial statements will be audited by a registered public accounting firm. The annual report of the Liquidating Trust will be filed with the Commission under cover of a Form 10-K using the Company's Commission file number (File No. 000-50217); however, it is not contemplated that the Liquidating Trust will file its financial statements in the new eXtensible Business Reporting Language (XBRL) interactive data format as an exhibit. Certifications in the form attached hereto as Exhibit A will be signed and filed by the principal executive officer and principal financial officer of the Managing Trustee of the Liquidating Trust with the annual report filed under cover of Form 10-K for the year ended December 31, 2012. Certifications in the form attached hereto as Exhibit B will be signed and filed by the principal executive officer and principal financial officer of the Managing Trustee of the Liquidating Trust with the annual reports to be filed under cover of Form 10-K for the years ended December 31, 2013 and beyond. In this regard, the attached certification has been modified from the certification provided in Item 601 of Regulation S-K in the following respects:

• *Board of Directors and Auditors*: The Liquidating Trust does not have a Board of Directors and therefore all references to the Board of Directors of the Liquidating Trust have been deleted. However, the Managing Trustee is governed by a Board of Directors and therefore the reference in paragraph 5 refers to the Board of Directors of the Managing Trustee. Further, the financial statements included with the annual report filed under cover of Form 10-K will not be audited and therefore any references to auditors have been deleted as well.

• *Statement of Operations*: Beginning with the first annual report following the annual report for the year ended December 31, 2012, the financial statements of the Liquidating Trust will be provided on a liquidation basis and will therefore not include a Statement of Operations; all references to the results of operations have been deleted and replaced by references to changes in net assets.

• *Signatures*: Because the Liquidating Trust does not have a principal executive officer or principal financial officer, the signature requirements for the certifications will be met by the principal executive officer and principal financial officer of the Managing Trustee, ICON Capital, LLC. Any reference to the Liquidating Trust's certifying officer(s) in the certification is a reference to the principal executive officer and/or the principal financial officer of the Managing Trustee, ICON Capital, LLC. Each of the principal executive officer and the principal financial officer of the Managing Trustee, ICON Capital, LLC, will sign the certification in his individual capacity.

• *Internal Controls*: The references in paragraph 4 of the certification to internal controls over financial reporting and the design of such internal controls are included in certifications accompanying annual reports.

The Managing Trustee will cause the Liquidating Trust to file with the Commission a current report under cover of a Form 8-K using the Company's Commission file number (File No. 000-50217) whenever an event occurs for which Form 8-K requires such report to be filed for the Liquidating Trust or whenever, in the opinion of the Managing Trustee, any other material event relating to the Liquidating Trust or its assets has occurred. It is not presently contemplated that the Liquidating Trust would provide holders of Beneficial Interests with quarterly reports and, therefore, no quarterly reports would be filed under cover of Form 10-Q for the Liquidating Trust.

II. Analysis

The Commission or its staff has in the past consistently agreed to grant relief from the reporting requirements of Sections 13(a) and 15(d) to provide quarterly reports on Form 10-Q and to include audited financial statements in annual reports on Form 10-K to registrants who have substantially curtailed their operations upon a showing that not filing quarterly reports or including audited financial statements in annual reports would not significantly alter the total information available to investors and that filing quarterly reports and including audited annual financial statements in annual reports would present an unnecessary burden or expense. In addition, the absence of a trading market for the registrant's securities is one of the staff's standards for granting such relief. See Exchange Act Release No. 9660 (June 30, 1972) (Release 34-9660) and the following no-action letters: *G REIT, Inc. and G REIT Liquidating Trust* (Pub. Avail. February 25, 2008); *ICON Cash Flow Partners L.P. Seven and ICON Cash Flow Partners L.P. Seven Liquidating Trust* (Pub. Avail. Aug. 14, 2007); *T REIT, Inc. and T REIT Liquidating Trust* (Pub. Avail. Aug. 9, 2007); *Global Preferred Holdings, Inc.* (Pub. Avail. July 18, 2006); *Cygnus, Inc.* (Pub. Avail. March 27, 2006); *FORE Holdings LLC and FORE Holdings Liquidating Trust* (Pub. Avail. December 1, 2005); *Shelbourne Properties et al.* (Pub. Avail. Apr. 29, 2004); *Wilmington Trust Company et al.* (Pub. Avail Feb. 26, 2003); PLM *Equipment Growth Fund III, Liquidating Trust* (Pub. Avail. June 9, 2003); and *Burnham Pacific Properties, Inc., BPP Liquidating Trust* (Pub. Avail. June 21, 2002).

The Liquidating Trust will operate exclusively to liquidate its few remaining assets, pay its expenses and obligations and distribute cash to the holders of Beneficial Interests. It will not operate in any capacity to acquire additional investments except as expressly described herein. The Beneficial Interests will not be, and the membership interests of the Company were not, listed on any exchange. The membership interests in the Company were not, and the Beneficial Interests will not be, actively traded. Neither the Managing Trustee, the Liquidating Trust, the Company nor any of their affiliates, will take any actions to facilitate or encourage any trading in the Beneficial Interests or any instrument or interest tied to the value of the Beneficial Interests.

It is counsel's opinion that the Liquidating Trust is not an issuer of "equity securities" within the meaning of Section 12 of the Exchange Act; and accordingly, registration of the Beneficial Interests pursuant to the Exchange Act should not be required. The Liquidating Trust's sole purpose is to liquidate the assets, distribute the cash and the cash proceeds received therefrom and satisfy the liabilities with respect to the assets transferred to it. The Liquidating Trust will terminate, unless its term is extended as described in I.C. above, upon the earlier to occur of (i) the payment to the holders of Beneficial Interests of all of the proceeds from the assets in the Liquidating Trust and (ii) June 30, 2018. Without limiting the foregoing, the Liquidating Trust will have no objective to continue or engage in the conduct of any trade or business. Certificates representing the Beneficial Interests have not been, nor will they be, issued, and the Beneficial

Interests will not be transferable except that they will be assignable or transferable by will, intestate succession, or operation of law. There is no trading market, nor will there be a trading market, for the Beneficial Interests. Due to the restriction on transfer and the lack of a trading market for the Beneficial Interests, there is no need for the general public to have access to the type of information about the Liquidating Trust required by Section 13 of the Exchange Act. Holders of Beneficial Interests, however, will continue to have access to annual and current reports filed under cover of Forms 10-K (with the modified certifications described above) and 8-K, respectively. In similar circumstances, the staff of the Division of Corporation Finance has consistently stated that it would not recommend any enforcement action in the absence of registration of Beneficial Interests in a liquidating trust. See, *e.g.*, *G REIT, Inc. and G REIT Liquidating Trust, supra; ICON Cash Flow Partners L.P. Seven and ICON Cash Flow Partners L.P. Seven Liquidating Trust, supra; T REIT, Inc. and T REIT Liquidating Trust, supra; PLM Equipment Growth Fund III, Liquidating Trust, supra; Burnham Pacific Properties, Inc., PBB Liquidating Trust, supra.*

Compliance with the reporting obligations of the Exchange Act would place an unreasonable financial and administrative burden on the Liquidating Trust and significantly reduce the amount of distributions available to be made to holders of Beneficial Interests. There are currently no employees of the Liquidating Trust. The costs associated with auditing annual financial statements, preparing the financial statements in the new XBRL interactive data format and preparing and filing quarterly reports, estimated to approximate $225,000 annually (inclusive of outside accounting and auditing costs) and requiring the assignment of approximately two employees of the Managing Trustee to these tasks, equating one full-time equivalent staffperson, would also decrease the proceeds available for distribution. Pursuant to the Liquidating Trust Agreement, the Managing Trustee will be obligated to prepare annual reports that contain, among other things, unaudited financial information for the Liquidating Trust that the Liquidating Trust will file with the Commission under cover of a Form 10-K (with the modified certifications described above). Such annual reports will contain summary information for a company in a non-operating, liquidation mode and an unaudited summary balance sheet prepared in accordance with generally accepted accounting principles. In addition, the Liquidating Trust plans to file current reports under cover of a Form 8-K whenever an event occurs for which Form 8-K requires such report to be filed for the Liquidating Trust or whenever, in the opinion of the Managing Trustee, any other material event relating to the Liquidating Trust or its assets has occurred.

Because there is no, nor will there be any, public or private market for the Beneficial Interests and the Liquidating Trust will keep the holders of its Beneficial Interests informed of material developments through timely filings of annual reports and current reports under cover of Forms 10-K (with the modified certifications described above) and 8-K, respectively, the Liquidating Trust seeks the Staff's approval that it need not (i) file quarterly reports on Form 10-Q, (ii) include audited financial statements in its annual reports on Form 10-K or (iii) present its financial statements in an interactive format through the use of XBRL. When considered as a whole, not requiring the Liquidating Trust to (i) file quarterly reports on Form 10-Q; (ii) include audited financial statements in its annual reports on form 10-K or (iii) present its financial statements in an interactive format through the use of XBRL would not be inconsistent with the protection of investors as the Beneficial Interests will not be traded and holders thereof will be kept informed of material fiscal developments through access to annual and current reports as filed with the Commission. As such, the Liquidating Trust believes that the foregoing meets the criteria established in Release 34-9660 (June 30, 1972), which set forth the Commission's position that relief from the reporting requirements may be granted where issuers can demonstrate that such relief is consistent with the protection of investors and that it would be difficult for the reporting company to comply with such requirements.

III. Request for No-Action Relief

Based on the foregoing, we respectfully request that the staff of the Division of Corporation Finance confirm that it will not recommend any enforcement action to the Commission if the Liquidating Trust does not register under the Exchange Act and complies with the reporting requirements thereunder in the manner proposed above. The granting of the relief requested in this letter is consistent with the Commission's views as set forth in Release 34-9660, as well as with numerous no-action letters over the years where, as here, the adherence to reporting requirements under the Exchange Act would pose an undue burden and would not further the public policy of protecting investors and the general public.

We would appreciate the Staff's response and are available to discuss this matter further should the staff wish any additional information. In this regard, please feel free to contact the undersigned at (202) 857-6075.

Sincerely,



Deborah Schwager Froling

cc: Michael A. Reisner

GENBUS/904455.7

Arent Fox

Exhibit A

I, [identify the certifying individual], certify that:

1. I have reviewed this annual report on Form 10-K of ICON Income Fund Nine Liquidating Trust (the "Liquidating Trust");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Liquidating Trust and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Liquidating Trust, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the Liquidating Trust's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the Liquidating Trust's internal control over financial reporting that occurred during the Liquidating Trust's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Liquidating Trust's internal control over financial reporting; and

5. This report discloses, based on my most recent evaluation of internal control over financial reporting:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Liquidating Trust's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Liquidating Trust's internal control over financial reporting.

*Date:*____________

[*/s/ Certifying Individual*]
[Certifying Individual]
[Certifying Individual's Title], ICON Capital, LLC

Exhibit B

I, [identify the certifying individual], certify that:

1. I have reviewed this annual report on Form 10-K of ICON Income Fund Nine Liquidating Trust (the "Liquidating Trust");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the net assets and changes in net assets under the liquidation basis of accounting of the Liquidating Trust as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Liquidating Trust and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Liquidating Trust, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the Liquidating Trust's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the Liquidating Trust's internal control over financial reporting that occurred during the Liquidating Trust's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Liquidating Trust's internal control over financial reporting; and

5. This report discloses, based on my most recent evaluation of internal control over financial reporting:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Liquidating Trust's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Liquidating Trust's internal control over financial reporting.

*Date:*____________

[/s/ Certifying Individual]
[Certifying Individual]
[Certifying Individual's Title], ICON Capital, LLC